

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 19, 2008

Mr. Wallace Macmillan
Vice President - Financial
Central European Media Enterprises Ltd.
Clarendon House, Church Street
Hamilton, HM CX Bermuda

      Re: **Central European Media Enterprises Ltd.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 1, 2007

              Forms 10-Q for Fiscal Quarters Ended September 30, 2007
              File No. 0-24796

Dear Mr. Macmillan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director